

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Jing Tang
Chief Financial Officer
Able View Global Inc.
Room 1803, Shanghai International Building
511 Weihai Road, Jing'an District
Shanghai
China

Re: **Able View Global Inc.**
Draft Registration Statement on Form F-4
Submitted December 27, 2022
CIK No. 0001957489

Dear Jing Tang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 Submitted December 27, 2022

Cover Page

1. Where you disclose that you are not a Chinese based operating company and your operations are conducted by your subsidiaries in China, clarify that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline

or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

3. Given your operations located in Hong Kong, please discuss the laws and regulations in Hong Kong, as applicable, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes:
   • Enforceability of civil liabilities in Hong Kong;
   • China's Enterprise Tax Law;
   • Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
   • Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or transfer cash between entities in the future. State whether any transfers, dividends, or distributions have been made to date between the holding company, any of its subsidiaries or to investors, and quantify the amounts where applicable. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

6. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Defined Terms, page 2

7. Please ensure that defined terms are consistently defined. As one example only, please provide a definition of "Merger" in this section consistent with the definition provided on page 5. Please also revise to include the definition of "Initial Shareholder."

Summary of the Material Terms of the Business Combination
General Description of the Business Combination Agreement, page 4

8.   For purposes of determining the amount of shares to be issued to the Sellers, include illustrative examples of how the Exchange Consideration could be determined assuming a certain number of shares outstanding and certain redemption prices, and disclose how the total amount of consideration could fluctuate depending upon how the inputs change over time.

Questions and Answers About the Proposals, page 17

9.   We note your redemption scenarios on page 22. Please add a question and answer to disclose the equity stakes of each group of shareholders in a chart or another easily understandable presentation in this section to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

10.   We note references to certain parties agreeing to waive certain business combination or Trust Account rights, such as on page 22. If any of those waivers included waiving shareholder redemption rights, then please state as much and describe any consideration provided in exchange for this agreement.

Did the HMAC's board of directors obtain a fairness opinion in determining whether to proceed with the Business Combination?, page 21

11.   We note that the HMAC Board received a valuation opinion from CHFT. Please revise to discuss what consideration was given to this opinion by the Board in recommending the transaction to shareholders.

What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?, page 27

12.   Elaborate upon this response to provide the information you present here in tabular and quantified format, and utilize various redemption scenarios to depict the possible outcomes. Include the minimum PIPE financing commitment of $60 million.

Summary of the Proxy Statement/Prospectus, page 30

13.   Revise to move this section up so that it appears at the forepart of the prospectus and before the Q&A section, consistent with Item 3 of Form F-4. Also, consider revising your "Summary of the Material Term of the Business Combination" so that it presents a more condensed version of the terms, as it appears to repeat verbatim much of the disclosure that appears later in the prospectus under "The Business Combination Proposal."

14. Disclose each permission or approval that you, HMAC, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, HMAC, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

15. Provide a clear description of how cash and other assets are transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Quorum and Vote of HMAC's Shareholders, page 34

16. Ensure that your disclosure is consistent about the level of shareholder approval required to take action. For example, you state here that the Organizational Documents Advisory Proposals will require the affirmative vote of the holders of a majority of the then-outstanding ordinary shares of HMAC that are present and voted at the meeting, however, elsewhere your disclosure brackets this proposal alongside the Charter Proposal, which requires a special resolution.

Interests of HMAC's Sponsor, Directors and Officers in the Business Combination, page 35

17. Please ensure that for each category described here you quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. For example, disclose the amount of consideration paid for the 341,500 Private Placement Units, the amount of expenses borne by your officers, directors or Founder to date and the outstanding amounts due under any Working Capital Loans.

18.   We note your disclosure on pages 27 and 37 discussing Working Capital Loans that may be convertible into Working Capital Units upon consummation of the business combination. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5 and Tender Offer Compliance and Disclosure Interpretation 166.01.

19.   We understand from exhibit 4.6 that the sponsor will receive additional securities pursuant to an anti-dilution adjustment for the company's additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Summary of Risk Factors
Risks Related to Doing Business in the People's Republic of China, page 39

20.   We note your disclosure summarizing the risks on being based in or having the majority of the company's operations in China poses to investors. In addition, please also include a discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please include cross-references to each individual risk factor included in this sub-section.

Selected Unaudited Pro Forma Condensed Financial Statements, page 43

21.   The numbers of pro forma weighted average shares outstanding – basic and diluted and the amounts of pro forma net income per share – basic and diluted under both scenarios for the 6 months ended June 30, 2022 appear to be inconsistent with those stated in your unaudited pro forma combined statement of operations for the 6 months ended June 30, 2022 on page 152. The selected unaudited pro forma condensed combined statement of income – year ended December 31, 2021 presented in this section is inconsistent with your unaudited pro forma combined statement of operations for the year ended December 31, 2021 on page 153. Please reconcile and revise these disclosures.

Risk Factors, page 45

22.   Please highlight the material risks to public warrant holders, including those arising from differences between the private placement and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to

redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Risks Related to Able View's Business and Industry

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected, page 46

23.   We note your indication here that net revenues related to your top three brand partners as ranked by net revenues comprised approximately 57%, 10% and 8% of your total net revenues, respectively, in 2021. However, we are unable to reconcile these amounts with the disclosure that appears in footnote 10 to your financial statements, where you discuss Customer and Vendor concentration. Please revise or advise. Also, please update this risk factor to reflect the status of the contract renewal process with your brand partners.

Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations, page 60

24.   We note your disclosure that you might be deemed a "network platform operator" and thus subject to the requirements of the Cybersecurity Law and the New Measures for Cyber Security Review and that you have prepared requisite documents and are planning to file these documents with the relevant government authority for cybersecurity review. Revise to elaborate upon this disclosure to explain the status of your application and next steps. Clarify whether you also have personal information data of more than one million users, such that you are obligated to apply before listing on NASDAQ. Update your disclosure that appears under "Regulations Applicable to Able View."

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could..., page 64

25.   We note your risk factor that your supply chain may be impacted by government lockdowns imposed by the Chinese government. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Risks Related to Doing Business in the People's Republic of China, page 65

26.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

<u>The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve... , page 75</u>

27. We note your disclosure about the Holding Foreign Companies Accountable Act. Please revise your risk factor to disclose that the Holding Foreign Companies Accountable Act has been amended to decrease the number of "non-inspection years" from three years to two years, reducing the time before securities may be prohibited from trading or delisted.

<u>Background of the Business Combination, page 116</u>

28. Disclose when the Able View projections were prepared and shared with the HMAC Board.

29. Update this section to discuss any efforts to secure a PIPE financing, which appears to be one of the covenants of the Business Combination. Clarify the ramifications of failing to satisfy this covenant.

30. We note that on September 9, 2022, Able View offered a transaction valuation of $450 million, based upon various factors. Elaborate upon these factors to explain how they formed the basis for the initial valuation offered by Able View. Further, we note that HMAC countered with the $400 million valuation, plus earn-out shares, which appears to be the final amount the parties settled upon in the Business Combination Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount, such as the basis for HMAC's belief that Able View's new brand management business would grow at a faster pace.

31. Elaborate upon the content of the GLO due diligence report on Able View.

<u>HMAC's Board of directors' Reasons for Approval of the Business Combination, page 121</u>

32. We note your disclosure "outside counsel and [financial?] advisors." Please identify, properly disclose the role and remuneration of outside financial advisers. Refer to Item 7.C of Form 20-F, incorporated by Item 8 of Form F-4.

<u>Summary of Financial Projections, page 123</u>

33. We note the Able View management projections. Please disclose, in detail, the material underlying assumptions, estimates, and bases for the projections, including specific information and/or quantitative information relied upon in calculating the projections for Able View. Explain why Able View choose to present projections based upon a 5 year period.

34. Revise to discuss whether and how performance for the fiscal year ended December 31, 2022 has differed compared to estimated results and explain the reason(s) for any differences in performance.

Unaudited Pro Forma Combined Financial Statements, page 147

35.   Your introduction disclosure indicates that the unaudited pro forma combined balance sheet as of June 30, 2022 has been prepared using HMAC's historical consolidated balance sheet as of June 30, 2022 as included in this proxy statement/prospectus. It appears to be inconsistent with footnote (A) on page 151. Please revise your disclosure accordingly.

36.   Please tell us your considerations of providing pro forma adjustments to give effect to Pubco's acquisition of Able View's outstanding shares through the Share Exchange transaction.

Unaudited Pro Forma Combined Balance Sheet, page 150

37.   Refer to adjustment (d). Please clarify how you have reclassified HMAC's ordinary shares subject to possible redemption to common stock at $0.0001 par value.

38.   Refer to adjustment (e). Please tell us the journal entries for 1) recapitalization of Able View through issuance of HMAC shares and eliminate HMAC historical accumulated earnings; and 2) the contribution of all the share capital in Able View to HMAC, as described in the footnote (e) on page 151. Please clarify how you have determined the $4,880 additional common stock par value recorded.

Unaudited Pro Forma Combined Statement of Operations, page 153

39.   Please expand your footnote (b) to disclose the calculation of 48,801,293 and 47,351,293 common shares issued in the 6 months ended June 30, 2022 and the year ended December 31, 2021, respectively.

Business of Able View
Omni-Channel Operation, page 183

40.   With a view to understanding your omni-channel capabilities, disclose what percentage of revenue is derived from each of the channels you discuss here.

Brand Development and Acquisition, page 186

41.   We note your disclosure on page 186 that your contractual arrangements last between 12 and 36 months. For the contractual arrangements that are over one year, provide what percentage of historical revenue they comprise.

Able View's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

42.   We note your disclosure on page 65 that your industry is highly sensitive to forces outside of your control like inflation. We also note on page 179 that Clarins accounts for a significant portion of your revenue. Given the high rates of inflation seen in France in the

past year, please disclose, if true, whether inflationary pressures have had an impact on your performance.

Trend Information, page 202

43. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Management of Pubco following the Business Combination, page 203

44. Revise to disclose the business experience, functions and areas of experience in the company for each of your executive officers. Refer to Item 6 of Form 20-F.

Committees of the Board of Directors, page 205

45. We note your disclosure on page 49 that cybersecurity breaches are becoming more prevalent. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with Able View's supply chain/suppliers/service providers.

Regulations Applicable to Able View, page 210

46. Revise to discuss the impact of the Internet Information Service Algorithmic Recommendation Management Provisions and how they may apply to your operations.

Enforceability of Civil Liabilities, page 235

47. We note the disclosure here with regards to the enforceability of civil liabilities as to Pubco. In addition, please disclose the directors and officers of Pubco who are located in mainland China or Hong Kong and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions). Furthermore, please ensure that the officers and directors of HMAC are also included in the enforceability of civil liabilities disclosure in this section and the rest of the registration statement.

Exhibits

48. We note the inclusion of exhibits in your filing. However, pleasure ensure that these exhibits, where incorporated by reference, indicate as much.

General

49. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

50. Clarify which aspects of the business combination contemplate the issuance of securities covered by this registration statement. For example, it appears that you do not intend to register the shares issued pursuant to the Share Exchange, given that the Business Combination Agreement contemplates that such shares will be issued via an exemption from registration. And with respect to the holders of outstanding securities of HMAC, your disclosure does not specify the nature of the security to be issued in the exchange, as you state that such holders will receive "the right...to receive a substantially equivalent security of Pubco."

   You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen